Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1.  Name and Address of Company
SIERRA WIRELESS, INC.  (“Sierra Wireless” or the “Company”)
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2.  Date of Material Change
April 16, 2020
Item 3.  News Release
A press release announcing the change referred to in this report was issued on April 16, 2020. The press release was disseminated via Business Wire and subsequently filed on the Company’s SEDAR profile.
Item 4.  Summary of Material Change
On April 16, 2020, Sierra Wireless entered into an agreement with Lion Point Capital, LP (“Lion Point”), an investment firm which holds approximately 9.4 percent of Sierra Wireless’ total shares outstanding, regarding the membership and composition of the Sierra Wireless Board of Directors (the “Board”) and its committees, as well as certain customary standstill restrictions (the “Cooperation Agreement”).

Item 5.  Full Description of Material Change
On April 16, 2020, Sierra Wireless entered into the Cooperation Agreement with Lion Point (and certain of its affiliated entities), an investment firm which holds approximately 9.4 percent of Sierra Wireless’ total shares outstanding, regarding the membership and composition of the Sierra Wireless Board and its committees, as well as certain customary standstill restrictions.

Pursuant to the Cooperation Agreement: (i) two incumbent directors, Paul G. Cataford and Joy Chik, have resigned from the Board and two new independent directors, Jim Anderson and Karima Bawa, were appointed to the Board, effective April 16, 2020; and (ii) Sierra Wireless has agreed to propose and recommend for approval at its 2020 annual meeting of shareholders, currently scheduled for May 21st (the “Meeting”), a special resolution of shareholders providing for an increase to the maximum size of the Board from nine to twelve directors (the “Board Expansion Resolution”).

Subject to shareholder approval of the Board Expansion Resolution, as soon as practicable following the Meeting, the Board will appoint to the Board two independent director candidates selected by Lion Point (after reasonable consultation with Sierra Wireless) and one independent director candidate selected by Sierra Wireless (after reasonable consultation with Lion Point). These director candidates, Martin Mc Court, Mark Twaalfhoven and Raj Talluri, will be Board observers until their appointment to the Board shortly after the Meeting. If the Board Expansion Resolution is not approved at the Meeting, one incumbent director will resign from the Board promptly following the Meeting, and the Board will appoint one independent director candidate selected by Lion Point to fill the resulting vacancy on the Board (any such appointed directors, together with James Anderson and  Karima Bawa, the “New Directors”).  Pursuant to the

Cooperation Agreement, Sierra Wireless agreed to appoint each of the New Directors to at least one of the Board’s standing committees.

Pursuant to the Cooperation Agreement, Lion Point agreed to certain customary standstill restrictions until the date that is the earlier of (i) fifteen business days prior to the advance notice deadline for shareholder nominations of directors for the 2021 Annual Meeting and (ii) ninety days prior to the first anniversary of the 2020 Annual Meeting (the “Standstill Period”), including restrictions on:

•	acquiring ownership of more than 17.5% of Sierra Wireless’ then-outstanding common shares;

•	making any offer or proposal with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving Sierra Wireless or any of its subsidiaries;

•	seeking the election or appointment of any person to the Board or removal of any member of the Board (other than as set forth in the Cooperation Agreement);

•	making any shareholder proposal;

•	engaging in the solicitation of proxies (including a “withhold” or similar campaign) with respect to the removal, election or appointment of any person to the Board; and

•	instituting any litigation, arbitration or other proceeding against Sierra Wireless (other than to enforce the provisions of the Cooperation Agreement).

The Cooperation Agreement will terminate on the earliest of (i) the end of the Standstill Period, (ii) delivery of written notice by one party to the other party of a material breach of the Agreement by the breaching party that is uncured within ten business days after being provided written notice thereof and (iii) such other date as mutually agreed in writing by the Company and Lion Point.

Lion Point and the Company have further agreed (separate and apart from the Cooperation Agreement) that the Company will use reasonable best efforts to cause and accept the resignation of one incumbent director by no later than the date of the 2021 annual meeting of shareholders, resulting in a decrease in the size of the Board from 12 to 11 directors.

A more detailed summary of the Cooperation Agreement is provided in Schedule A hereto.  The summaries of the Cooperation Agreement provided herein are qualified in their entirely by the copy of the Cooperation Agreement has been filed with the Securities and Exchange Commission on Form 6-K and found on EDGAR at www.sec.gov and with the provincial securities commissions in Canada and found on SEDAR at www.sedar.com.

Item 6.  Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7.  Omitted Information
Not applicable.
Item 8.  Executive Officer
For further information, please contact

David McLennan, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1185.
Item 9.  Date of Report
This material change report is dated as of April 17, 2020.

Schedule A
Cooperation Agreement Summary

On April 16, 2020, Lion Point Capital, LP (and certain of its affiliated entities) (“Lion Point”)  entered into a cooperation agreement with the Company (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. Pursuant to the terms of the Agreement, the Issuer agreed, among other things, that: (i) within two business days following the execution of the Agreement, each of Paul G. Cataford and Joy Chik will resign from the Board and all committees thereof, and (ii) the Board and all applicable committees thereof will, effective upon such resignations, appoint James R. Anderson (the “Initial Investor Director”) and Karima Bawa (the “Initial Company Director,” and together with the Initial Investor Director, the “Initial Directors”) as directors of the Issuer to serve until the Issuer’s 2020 annual general meeting of shareholders, which the Issuer will use reasonable best efforts to hold on May 21, 2020 (the “2020 Annual Meeting”), or until his or her earlier death, resignation, disqualification or removal. The Agreement provides that each of the Initial Directors will stand for election at the 2020 Annual Meeting, together with the Board’s other nominees, and that the Issuer will recommend, support and solicit proxies for the election of each of the Initial Directors in the same manner and to the same extent as for its other nominees.  If either of the Initial Directors is elected as a director at the 2020 Annual Meeting, such Initial Director will serve until the Issuer’s 2021 annual general meeting of shareholders (the “2021 Annual Meeting”) or his or her earlier death, resignation, disqualification or removal.

The Agreement further provides that (i) the Board will propose and recommend for approval at the 2020 Annual Meeting a special resolution of shareholders providing for an increase in the maximum size of the Board from nine to 12 directors (the “Board Expansion Resolution”), (ii) the Issuer will use reasonable best efforts to cause each of the Board members and named executive officers of the Issuer to vote (or cause to be voted) all of the Common Shares he or she beneficially owns in favor of the Board Expansion Resolution, (iii) the Board will recommend in the Issuer’s management information circular for the 2020 Annual Meeting that shareholders vote in favor of the Board Expansion Resolution, and (iv) the Issuer will retain a proxy solicitation services firm acceptable to Lion Point, with capabilities in Canada and the U.S., to solicit proxies in favor of the Board Expansion Resolution. Following the 2020 Annual Meeting, and subject to the approval of the Board Expansion Resolution, the Board and all applicable committees thereof will appoint (A) two independent director candidates selected by Lion Point (after reasonable consultation with the Issuer) as directors (the “Additional Investor Directors,” and together with the Initial Investor Director, the “Investor Directors”) to serve until the 2021 Annual Meeting or his or her earlier death, resignation, disqualification or removal, and (B) one independent director candidate selected by the Issuer (after reasonable consultation with Lion Point) as a director (the “Additional Company Director,” and together with the Additional Investor Directors, the “Additional New Directors,” and together with the Initial Company Director and the Investor Directors, the “New Directors”) to serve until the 2021 Annual Meeting or his or her earlier death, resignation, disqualification or removal. If the Board Expansion Resolution is not approved, then no later than two business days following the 2020 Annual Meeting, the Issuer will cause one incumbent director to resign from the Board and all committees thereof, and the Board will accept such resignation and appoint one of the Additional Investor Directors to serve as a director until the 2021 Annual Meeting or his or her earlier death, resignation, disqualification or removal, provided that such Additional Investor Director will be interviewed by and reasonably acceptable to the Issuer, with such acceptance not to be unreasonably withheld, conditioned or delayed.

The Additional New Directors identified and agreed to by Lion Point and the Board prior to the 2020 Annual Meeting, subject to entering into a customary non-disclosure agreement with the Issuer, will attend as non-voting observers any meeting of the Board held prior to the 2020 Annual Meeting and receive a copy of any materials disseminated to Board members in connection with such meeting, except to the extent any such materials are privileged.  Lion Point and the Board have identified and agreed to Martin Mc Court, Mark Twaalfhoven and Raj Talluri as the Additional New Directors.

Each of the Initial Directors will be appointed to at least one standing committee of the Board, and, upon the election or appointment of the New Directors to the Board, each of the New Directors will be appointed to at least one standing committee of the Board.  If, during the Standstill Period (as defined below), any new committee of the Board is established to evaluate strategic alternatives or to consider a merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Issuer or any of its subsidiaries or its or their respective equity or equity equivalent securities or assets (each, an “Extraordinary Transaction”), such committee will consist of five directors and include at least two Investor Directors and the Additional Company Director.

If any of the Investor Directors is unable or unwilling to serve as a director for any reason, resigns as a director or is removed as a director prior to the expiration of the Standstill Period, and at such time Lion Point (x) has not committed a material breach of the Agreement that has not been cured within 10 business days after being provided written notice thereof and (y) has aggregate beneficial ownership representing at least the lesser of 5% of the then-outstanding Common Shares and 1,811,668 Common Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), Lion Point will have the ability to recommend a substitute person(s) reasonably acceptable to the Board, with such acceptance not to be unreasonably withheld, conditioned or delayed.

The Agreement further provides that, at the 2020 Annual Meeting, Lion Point agrees to be present, in person or by proxy, for quorum purposes and vote or cause to be voted all of its Common Shares in favor of the Board Expansion Resolution, and at each annual or special meeting of the Issuer’s shareholders held during the Standstill Period, Lion Point will be present, in person or by proxy, for quorum purposes, and, except in connection with any Extraordinary Transaction, (x) vote or cause to be voted all of its Common Shares in favor of the slate of directors nominated by the Board and against the removal of any member of the Board and (y) vote in accordance with the Board’s recommendation with respect to any other proposal; provided, however, that if Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) both recommend otherwise with respect to any such proposal, Lion Point may vote in accordance with ISS’s and Glass Lewis’s recommendation; provided, further, that Lion Point may vote in its sole discretion with respect to any Extraordinary Transaction.

Pursuant to the Agreement, Lion Point agreed to certain customary standstill provisions lasting from the date of the Agreement until the earlier of (x) 15 business days prior to the deadline for the submission of shareholder nominations for directors for the 2021 Annual Meeting and (y) the date that is 90 days prior to the first anniversary of the 2020 Annual Meeting (the “Standstill Period”).  The standstill provisions provide that, during the Standstill Period, Lion Point and certain of its affiliates cannot, among other things: (i) solicit proxies regarding certain matters being voted on by shareholders of the Issuer, including the removal, election or appointment of directors of the Issuer; (ii) enter into a voting agreement or form any “group” with respect to any securities of the Issuer; (iii) submit or encourage any person to submit nominees in furtherance of a contested solicitation for the election or removal of directors; (iv) submit any proposal for consideration by shareholders of the Issuer at any meeting of shareholders; or (v) acquire any securities of the Issuer or rights that would result in Lion Point owning more than 17.5% of the Issuer’s then-outstanding Common Shares.